FORIAN INC.
41 University Drive, Suite 400
Newtown, PA 18940

February 9, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Office of Technology

Re:	Forian Inc.
Registration Statement on Form S-4
Filed February 9, 2021
File No. 333-250938

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Forian Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness under the Act of the above-captioned Registration Statement on Form S-4 (File No. 333-250938) (the “Registration Statement”) be accelerated to February 11, 2021 at 4:30 p.m. Eastern Time or as soon as thereafter practicable. By making this request for acceleration, the company confirms its obligations under the Securities Act of 1933. In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Darrick M. Mix of Duane Morris LLP at (215) 979-1206, and that such effectiveness also be confirmed in writing.

Sincerely,

FORIAN INC.

/s/ Dan Barton
Name: Dan Barton
Title: Chief Executive Officer

cc:	Darrick M. Mix, Duane Morris LLP (via e-mail)
Justin A. Santarosa, Duane Morris LLP (via e-mail)